Guggenheim Enhanced Equity Income Fund
Cusip: 40167B100	Record Date: March 15, 2018
Ticker: GPM	Payable Date: March 29, 2018

Distribution Amount Per Share: $0.2400
The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains and return of capital. All amounts are expressed per common share.
		% Breakdown of the	Total Cumulative	% Breakdown of the Total
	Current Quarterly	Current Quarterly	Distributions for the	Cumulative Distributions
	Distribution ($)	Distribution	Fiscal Year to Date ($)	for the Fiscal Year to Date
Net Investment Income	-	-	-	-
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	$0.0423	17.62%	$0.0423	17.62%
Return of Capital	$0.1977	82.38%	$0.1977	82.38%
Total (per common share)	$0.2400	100.00%	$0.2400	100.00%

If the Fund estimates that it has distributed more than its income and net realized capital gains, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s Investment performance and should not be confused with “yield” or “income”.

The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.
The following table provides GPM’s total return performance based on net asset value (NAV) over various time periods compared to GPM’s annualized and cumulative distributions rates.
Average annual total return (in relation to NAV) for five year period ending February 28, 2018	4.16%
Annualized current distribution rate expressed as a percentage of NAV as of No February 28, 2018	10.86%
Cumulative total return (in relation to NAV) for the fiscal year through February 28, 2018	-1.89%
Cumulative fiscal year distribution rate as a percentage of NAV as of February 28, 2018	2.71%

Performance data quoted represents past performance, which is no guarantee of future results and current performance may be lower or higher than the figures shown. Total returns reflect fees and expenses of the Fund.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Policy.